================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)
[ ]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934



                                       OR


[X]      TRANSITION  REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934
           For the transition period from December 31, 2002 to December 31, 2002

                         Commission file number 0-19277


A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900




================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                ONE DAY PERIODS ENDED DECEMBER 31, 2002 AND 2001




                                                                        Pages
                                                                        -----

Independent Auditors' Report                                             F-1

Statements of Net Assets Available for Benefits as of
 December 31, 2002 and 2001                                              F-2

Statements of Changes in Net Assets Available for Benefits
 for the One Day Periods Ended December 31, 2002 and 2001                F-3


Notes to Financial Statements                                         F-4 - F-7

Supplemental Schedule:

     Form 5500 Schedule H, Part IV, Line 4i - Schedule of
     Investment Assets Held at December 31, 2002                      F-8 - F-11


Signature of Plan Administrator                                          F-12

Exhibits:

     Exhibit 23.1 - Independent Auditors' Consent


     Exhibit 99.1 - Certification Pursuant of 18 U.S.C.
       Section 1350, as Adopted Pursuant to Section 906 of the
       Sarbanes-Oxley Act of 2002

                          INDEPENDENT AUDITORS' REPORT


The Hartford Financial Services Group, Inc.
Hartford, Connecticut


We have audited the accompanying statement of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the one day period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the one day period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

The accompanying statement of net assets available for benefits as of December 31, 2001, and the related statement of changes in net assets available for benefits for the one day period then ended were not audited by us and, accordingly, we do not express an opinion on them.



Deloitte & Touche LLP
Hartford, Connecticut


June 27, 2003

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                             THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 AS OF DECEMBER 31, 2002 AND 2001
                                                         ($ IN THOUSANDS)




                                                            DECEMBER 31, 2002                  DECEMBER 31, 2001 (UNAUDITED)
                                                 ----------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford Financial Services Group,
      Inc. common stock (12,614,388 and
      13,473,866 (unaudited) shares at December
      31, 2002 and 2001, respectively)           $    573,072  $    422,755 $     150,317 $    847,028  $   651,863  $     195,165
   Standard & Poor's 500 Index Portfolio              161,818            --       161,818      215,137       12,477        202,660
   Investment in mutual funds                         315,052            --       315,052      317,017           --        317,017
   Pooled temporary investments                        31,847         8,834        23,013       27,712           --         27,712
   Investment in group annuity contracts, at
    contract value                                    450,019            --       450,019      358,011           --        358,011
   Investment in loans receivable                      34,984             5        34,979       34,961           --         34,961
   Dividends and interest receivable                    3,442         2,526           916        6,755           --          6,755
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                  1,570,234       434,120     1,136,114    1,806,621      664,340      1,142,281
LIABILITIES
   Unsettled net security purchases (sales)             1,924           176         1,748        3,403           --          3,403
   Interfund transfers pending                             --          (216)          216           --          627           (627)
   Other liabilities                                      688            --           688          471           --            471
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                 2,612           (40)        2,652        3,874          627          3,247
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                $  1,567,622  $    434,160 $   1,133,462 $  1,802,747  $   663,713  $   1,139,034
===================================================================================================================================

See Notes to Financial Statements.


                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                             THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     FOR THE ONE DAY PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                                         ($ IN THOUSANDS)



                                                            DECEMBER 31, 2002                  DECEMBER 31, 2001 (UNAUDITED)
                                                 ----------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED
TO:
   Investment income:
     Net realized and change in unrealized
     gains/losses                                $       (102) $    (1,030) $         928 $     (3,373) $       311  $      (3,684)
     Dividends and interest                                30           --             30           --           --             --
-----------------------------------------------------------------------------------------------------------------------------------
       Total investment income (loss)                     (72)      (1,030)           958       (3,373)         311         (3,684)
   Interest on participant loans                          106            2            104           --           --             --
   Employee contributions                               3,237           --          3,237           --           --             --
   Employer contributions, net of forfeitures           1,362        1,105            257         (632)        (632)            --
   Rollovers                                               23           --             23           (2)          --             (2)
   Other, net                                             827       (1,000)         1,827       (6,295)         950         (7,245)
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                     5,483         (923)         6,406      (10,302)         629        (10,931)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                     --          159           (159)          --          148           (148)
   Loans to participants                                   --           --             --            2           --              2
   Administrative expenses                                 --           --             --          480          146            334
   Benefits paid to members                              (889)         (19)          (870)        (245)         (70)          (175)
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                      (889)         140         (1,029)         237          224             13
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                                 4,594         (783)         5,377      (10,065)         853        (10,918)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits
   Beginning of Period                           $  1,563,028  $   434,943  $   1,128,085 $  1,812,812  $   662,860  $   1,149,952
-----------------------------------------------------------------------------------------------------------------------------------
   END OF PERIOD                                 $  1,567,622  $   434,160  $   1,133,462 $  1,802,747  $   663,713  $   1,139,034
===================================================================================================================================

See Notes to Financial Statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                ONE DAY PERIODS ENDED DECEMBER 31, 2002 AND 2001
                           ($ AND SHARES IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of The Hartford Investment and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide investment products and life and property and casualty insurance to both individual and commercial customers in the United States and internationally.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

Plan Changes
------------

Effective January 1, 2003, the plan year changed from a fiscal year ending December 30 to a calendar year ending December 31.

These financial statements, schedule and footnotes present the financial information of the Plan for the one day period from the end of the last reported plan year (December 30, 2002) to the end of the new plan year (December 31, 2002). Unaudited financial information for the comparable prior year period is also shown.

There have been no amendments to the Plan document during these reporting periods.

General
-------

The Plan is a defined contribution plan covering all full-time and part-time employees of the Company who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Deutsche Bank Trust Company, under the trust agreement established for the purposes of this Plan, or the aggregate funds held under an insurance contract or contracts established within The Hartford or its affiliates.

Contributions
-------------

Plan members may generally elect to save 2% to 30% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

Basic Before-Tax Savings are contributions which are not in excess of the first 6% of base salary. An amount equal to 50% of a member's Basic Before-Tax Savings is matched by the Company. Members' savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary ("Floor Company contributions") to the Floor Company Contribution Account of each eligible employee.

On December 30, 2001 for the 2002 Plan year, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions were less than the guaranteed fixed minimum amount at the end of the Plan year, an additional matching contribution would be made to the participants. The minimum contribution was met for the 2002 and 2001 plan years.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays certain administrative expenses of the Plan up to 0.25% of the market value of Trust assets. Expenses not paid by the Trust are borne by the Company.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in Company matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding, a member becomes fully vested in such member's Company contribution account upon retirement (for certain members), disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account.

Investment Options
------------------

Contributions of member savings and company contributions are invested in any one of 16 funds in multiples of 1%, as elected by the member ("member directed investments"). All investment options are party-in-interest with The Hartford or certain of its subsidiaries.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate in the quarter the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive a lump sum amount equal to the value of the vested interest in their respective accounts; subject to certain conditions, annual installments over a period not greater than thirty years; annual installments over the recipient's life expectancy; or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions. These benefits are recorded when paid.

Forfeitures
-----------

There were no forfeitures during the one day reporting periods.

NOTE 2.  ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deletions during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could affect the amounts reported in the financial statements.

NOTE 3.  INVESTMENTS

The following investments represented 5% or more of the Plan's net assets:

                                                                                         DECEMBER, 31      DECEMBER 31,
                                                                                             2002              2001
                                                                                                           (UNAUDITED)
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock (12,614 and 13,474
        (unaudited) shares at December 31, 2002 and 2001, respectively)                  $     573,072*   $     847,028
     Standard & Poor's 500 Index Portfolio                                                     161,818          215,137
     Stable Value Fund - group annuity contracts                                               450,019          358,011
     =====================================================================================================================

     * - Includes non-member directed assets

For the one day periods ended December 31, 2002 and 2001, the Plan's net realized and change in unrealized gains and losses were as follows:

                                                                                         DECEMBER, 31      DECEMBER 31,
                                                                                             2002              2001
                                                                                                           (UNAUDITED)
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock                            $      (1,396)   $         407
     Standard & Poor's 500 Index Portfolio                                                         106           (2,390)
     Investment in mutual funds                                                                  1,188           (1,390)
     ---------------------------------------------------------------------------------------------------------------------
     Net realized and unrealized losses                                                  $        (102)   $      (3,373)
     =====================================================================================================================

NOTE 4.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of The Hartford Financial Services Group, Inc. Stock Fund is based on quoted market prices. Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund at the Plan's year-end.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value. Fully benefit responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 31, 2002 and 2001, the estimated fair value of the group annuity contracts was $450,019 and $358,011 (unaudited), respectively. There are no reserves against contract value for credit risk of control issuer or otherwise. The average yield and weighted average crediting interest rate on these contracts were 6.02% and 5.91% (unaudited), respectively, for the years ended December 31, 2002 and 2001, and 6.54% and 6.33% (unaudited), respectively, for the years ended December 31, 2002 and 2001. Crediting interest rates are generally reset quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Company, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6.  PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interest of affected members shall automatically become non-forfeitable.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2002 and 2001, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:

                                                                                          DECEMBER 31,     DECEMBER 31,
                                                                                              2002             2001
                                                                                                            (UNAUDITED)
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per financial statements                     $    1,567,622   $    1,802,747
     Amounts allocated to withdrawing members                                                      (352)             (55)
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per Form 5500                                $    1,567,270   $    1,802,692
     =====================================================================================================================

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to Form 5500:

                                                                                          DECEMBER 31,    DECEMBER 31,
                                                                                              2002             2001
                                                                                                            (UNAUDITED)
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per financial statements                                   $          889   $          245
     Amounts allocated to withdrawing members at end of period                                      352               55
     Amounts allocated to withdrawing members at beginning of period                               (885)            (117)
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per Form 5500                                              $          356   $          183
     =====================================================================================================================

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not paid as of that date.

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Deutsche Bank Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. There were no fees paid by the plan for Trustee, custodial and investment services management during these reporting periods. In addition, certain Plan investments are shares of The Hartford common stock. At December 31, 2002 and 2001, the Plan held 12,614 shares and 13,474 (unaudited) shares of common stock of The Hartford, the sponsoring employer, with a cost basis of $479,646 and $486,644 (unaudited), respectively. There were no dividends related to the shares of The Hartford common stock recorded during the one day periods ended December 31, 2002 and 2001.


NOTE 9.  SUBSEQUENT EVENT

Effective January 1, 2003, Deutsche Bank was removed as Trustee of the Plan Trust and State Street Bank and Trust Company was appointed as Trustee.

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100

                                   THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                           FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                          DECEMBER 31, 2002
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (E) CURRENT
(A)    (B) IDENTITY OF PARTY             RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          (D) COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------

       The Hartford Financial Services Group, Inc. Stock Fund
       ------------------------------------------------------
*      The Hartford Financial       The Hartford Financial Services Group, Inc. common stock
          Services Group, Inc.      (12,614,388 shares)                                              $     479,646  $       573,072

*      Deutsche Bank Trust Company  DB Pyramid Directed Account Cash Fund - STIF                            11,975           11,975
                                                                                                                       -------------
                                             SUBTOTAL                                                                       585,047
                                                                                                                       -------------

       Stock Fund
       ----------
*      The Hartford Financial       Hartford Mutual Funds, Inc. Stock Fund Cash Fund - Class 1A
          Services Group, Inc.      shares (95,722.147 shares)                                                 ***            3,394
                                                                                                                       -------------
                                             SUBTOTAL                                                                         3,394
                                                                                                                       -------------
       Clearing Account
       ----------------
*      Deutsche Bank Trust Company  BT Pyramid Directed Account                                                ***            7,060
                                                                                                                       -------------
                                             SUBTOTAL                                                                         7,060
                                                                                                                       -------------

       Index Fund
       ----------
*      Hartford Life Insurance
          Company                   S&P 500 Index Portfolio Hartford - GA - 6226, S/A BI                       ***          161,818
                                                                                                                       -------------
                                             SUBTOTAL                                                                       161,818
                                                                                                                       -------------
       Stable Value Fund
       -----------------
*       Deutsche Bank Trust Company BT Pyramid Discretionary Account Cash Fund - STIF                          ***           11,040
       Business Mens Assurance      Group Annuity Contract #1412, 7.64%, 11/30/2004                            ***           10,757
       Canada Life Assurance
          Company                   Group Annuity Contract  P26092, 5.77%,  2/28/2005                          ***            7,381
       General Electric Capital
          Assurance Company         Group Annuity Contract #GS3614GECA, 5.92%, 6/01/2006                       ***            5,418
       Monumental Life Insurance
          Company                   Group Annuity Contract #MDA00380TR, 4.64%  1/25/2015                       ***           35,611
       Monumental Life Insurance
          Company                   Group Annuity Contract #ADA00212TR, 6.01% **                               ***           69,487

*     Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for member directed investments, and therefore is not included.


                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100

                                   THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                           FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                          DECEMBER 31, 2002
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (E) CURRENT
(A)    (B) IDENTITY OF PARTY             RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          (D) COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------
      Morgan Guaranty Trust Company
                                    Group Annuity Contract #AITTH01, 5.99% **                       $        ***   $      114,615

      Principal Life Insurance                                                                                             11,232
         Company                    Group Annuity Contract #GA 4-36623, 5.78%, 01/21/2004                    ***

      Protective Life Insurance
         Company                    Group Annuity Contract #GA 1629, 7.34%, 5/30/2003                        ***            1,855

      Security Benefit Life
         Insurance Company          Group Annuity Contract #G0105, 6.46%, 1/25/2006                          ***            7,332

      Transamerica Insurance
         Company                    Group Annuity Contract #TDA76592TR, 6.00%, 1/31/2018                     ***           86,732

      Union Bank of Switzerland     Group Annuity Contract #3024, 5.78% **                                   ***           99,599
                                                                                                                       -------------
                                             SUBTOTAL                                                                     461,059
                                                                                                                       -------------

      Advisers Fund
      -------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Advisers Fund #BL416645786, Class                          49,304
         Services Group, Inc.         1A shares                                                              ***
                                                                                                                       -------------
                                             SUBTOTAL                                                                      49,304
                                                                                                                       -------------

      Bond Income Strategy Fund
      -------------------------
*     The Hartford Financial         Hartford Mutual Funds, Inc. Bond Income Strategy Fund, Class                          34,956
         Services Group, Inc.         1A shares                                                              ***
                                                                                                                       -------------
                                             SUBTOTAL                                                                      34,956
                                                                                                                       -------------

      Money Market Fund
      -----------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Money Market Fund, Class 1A shares                         36,056
         Services Group, Inc.                                                                                ***
                                                                                                                       -------------
                                             SUBTOTAL                                                                      36,056
                                                                                                                       -------------

      Dividend and Growth Fund
      ------------------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Dividend and Growth Fund, Class 1A                         27,019
         Services Group, Inc.       shares                                                                   ***
                                                                                                                       -------------
                                             SUBTOTAL                                                                      27,019
                                                                                                                       -------------

      International Opportunities Fund
      --------------------------------
*     The Hartford Financial         Hartford Mutual Funds, Inc. International Opportunities Fund,                         12,055
         Services Group, Inc.        Class 1A shares                                                         ***
                                                                                                                       -------------
                                              SUBTOTAL                                                                     12,055
------------------------------------------------------------------------------------------------------------------------------------

*     Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for member directed investments, and therefore is not included.


                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100

                                   THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                           FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                          DECEMBER 31, 2002
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (E) CURRENT
(A)    (B) IDENTITY OF PARTY             RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          (D) COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------

       Capital Appreciation Fund
       -------------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Capital Appreciation Fund, Class
          Services Group, Inc.        1A shares                                                     $        ***   $       60,839
                                                                                                                       -------------
                                                    SUBTOTAL                                                               60,839
                                                                                                                       -------------
       Small Company Fund
       ------------------
*      The Hartford Financial        Hartford Mutual Funds, Inc. Small Company Fund, Class 1A
          Services Group, Inc.       shares                                                                  ***           21,497
                                                                                                                       -------------
                                              SUBTOTAL                                                                     21,497
                                                                                                                       -------------

       MidCap Fund
       -----------
*      The Hartford Financial
          Services Group, Inc.       Hartford Mutual Funds, Inc. MidCap Fund, Class 1A shares                 ***            47,623
                                                                                                                       -------------
                                              SUBTOTAL                                                                       47,623
                                                                                                                       -------------

       High Yield Fund
       ---------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. High Yield Fund, Class 1A shares            ***             4,369
                                                                                                                       -------------
                                              SUBTOTAL                                                                        4,369
                                                                                                                       -------------

       Global Leaders Fund
       -------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Leaders Fund, Class 1A
          Services Group, Inc.        shares                                                                  ***             8,190
                                                                                                                       -------------
                                              SUBTOTAL                                                                        8,190
                                                                                                                       -------------

       Global Health Fund
       ------------------
*      The Hartford Financial        Hartford Mutual Funds, Inc. Global Health Fund, Class 1A
          Services Group, Inc.       shares                                                                   ***             5,488
                                                                                                                       -------------
                                              SUBTOTAL                                                                        5,488
                                                                                                                       -------------
       Global Technology Fund
       ----------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Technology Fund, Class 1A
          Services Group, Inc.        shares                                                                  ***             4,262
                                                                                                                       -------------
                                              SUBTOTAL                                                                        4,262
                                                                                                                       -------------
       Deutsche Bank  Cash Fund-STIF
       -----------------------------
*      Deutsche Bank Trust
         Company                      DB Pyramid Directed Account Cash Fund-STIF                              ***               896
*      Deutsche Bank Trust Company
         Company                      DB Pyramid Discretionary Account Cash Fund-STIF                         ***               876
                                                                                                                       -------------
                                              SUBTOTAL                                                                        1,772
------------------------------------------------------------------------------------------------------------------------------------

*     Indicates party-in-interest.
*** Cost information is not required for member directed investments and, therefore is not included.



                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100

                                   THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                           FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                          DECEMBER 31, 2002
                                                          ($ IN THOUSANDS)

                                    (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                           (E) CURRENT
(A)    (B) IDENTITY OF PARTY             RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          (D) COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------
       Loan Fund
       ---------
*      Loans to Participants          Loans Receivable from Participants, maturing at various
                                        dates bearing interest at rates from 5.68% - 11.50%         $         N/A    $        34,984
                                                                                                                       -------------
                                              SUBTOTAL                                                                        34,984
                                                                                                                       -------------
                                              TOTAL                                                                  $     1,566,792
------------------------------------------------------------------------------------------------------------------------------------

*     Indicates party-in-interest.

                                    SIGNATURE




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                                    BY:  /S/  FRANCIS A. DORION
                                         ---------------------------------------
                                         (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 30, 2003
-------------
(DATE)